STARFIELD RESOURCES INC.

INTERIM FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED NOVEMBER 30, 2003

(Unaudited – See Notice to Reader)

(Exploration Stage Company)
(Presented in Canadian Dollars)

LOEWEN, STRONACH & CO.
CHARTERED ACCOUNTANTS

NOTICE TO READER

We have complied the interim balance sheet of Starfield Resources Inc. as at November 30, 2003 and the interim statements of loss and deficit and cash flows for the third quarter then ended and for the cumulative period from April 22, 1994 (inception) to November 30, 2003 from the information provided by Company’s management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

“Loewen Stronach & Co.”
Vancouver, BC
December 27, 2003	Chartered Accountants

STARFIELD RESOURCES INC.

INTERIM BALANCE SHEET

NOVEMBER 30, 2003

(Unaudited - See Notice to Reader)

(Exploration Stage Company)
(Presented in Canadian Dollars)

	November 30	February 28
	2003	2003
	$	$
ASSETS
CURRENT ASSETS
Cash	252,668	5,433
Accounts receivable	133,248	206,744
Refundable deposits	35,000	35,000
Prepaid expenses	1,050	1,050
	421,966	248,227
MINERAL PROPERTIES (Note 4)	23,495,149	21,326,644
CAPITAL ASSETS (Note 5)	16,503	20,765
	23,933,618	21,595,636
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	667,597	1,253,342
Large corporate capital tax payable	22,507	35,186
Current portion of obligation under capital leases	-	4,852
Loans payable (Note 6)	49,000	299,000
	739,104	1,592,380
SHAREHOLDERS’ EQUITY
SHARE CAPITAL (Note 7)	29,289,736	24,989,811
CONTRIBUTED SURPLUS	599,218	558,074
DEFICIT	(6,694,440)	(5,544,629)
	23,194,514	20,003,256
	23,933,618	21,595,636

APPROVED BY THE DIRECTORS:

”Glen Indra”
Glen Indra, Director

”Glen MacDonald”
Glen MacDonald, Director

See accompanying notes to interim financial statements

STARFIELD RESOURCES INC.
INTERIM STATEMENT OF LOSS AND DEFICIT
FOR THE THIRD QUARTER ENDED NOVEMBER 30, 2003
(Unaudited - See Notice to Reader)

(Exploration Stage Company)
(Presented in Canadian Dollars)

		Third Quarter ended		Year-to-date
	April 22, 1994	November	November	November	November
	(inception) to	30 2003	30 2002	30 2003	30 2002
	November 30 2003	$	$	$	$

EXPENSES
Consulting fees	1,117,190	137,565	37,862	222,508	167,469
Travel and conferences	995,612	63,611	105,116	202,013	251,685
Rent and office services	786,471	69,159	46,251	199,777	142,481
Stock-based compensation	599,218	41,144	-	41,144	425,750
Accounting and legal	595,327	41,220	22,322	78,022	63,468
Advertising and promotion	508,837	20,895	14,060	79,778	80,349
Computer	316,960	19,824	14,770	49,244	61,930
Transfer and regulatory fees	317,382	28,374	18,106	45,496	46,052
Office	291,307	11,568	24,484	33,561	48,737
Management fees	246,000	12,000	12,000	36,000	36,000
Investor relations	209,020	12,000	12,000	36,000	31,000
Interest and bank charges	158,901	15,298	13,896	77,380	16,526
Telephone	103,844	13,275	5,229	21,715	13,457
Amortization	45,463	1,421	1,981	4,262	5,943
Interest on capital leases	29,294	-	583	1,055	4,064
Business and property evaluations	28,353	-	-	-	-
Office equipment rent	41,555	13,490	4,443	22,397	10,973
Loss on disposition of capital assets	5,096	-	-	-	5,096
Interest income	(7,586)	-	(56)	(541)	(301)
LOSS BEFORE THE FOLLOWING	6,388,244	500,844	333,047	1,149,811	1,410,679
Write-off of mineral claims	271,010	-	-	-	-
LOSS BEFORE INCOME TAXES	6,659,254	500,844	333,047	1,149,811	1,410,679
Large corporate capital tax	35,186	-	6,941	-	14,659

LOSS	6,694,440	500,844	339,988	1,149,811	1,425,338
DEFICIT – BEGINNING	-	6,193,596	4,659,922	5,544,629	3,574,572

DEFICIT – ENDING	6,694,440	6,694,440	4,999,910	6,694,440	4,999,910

LOSS PER SHARE		0.0076	0.0068	0.0176	0.0286

See accompanying notes to interim financial statements

STARFIELD RESOURCES INC.
INTERIM STATEMENT OF LOSS AND DEFICIT
FOR THE THIRD QUARTER ENDED NOVEMBER 30, 2003
(Unaudited - See Notice to Reader)

(Exploration Stage Company)
(Presented in Canadian Dollars)

		Third Quarter ended		Year-to-date
	April 22, 1994	November 30	November 30	November 30	November 30
	(inception) to	2003	2002	2003	2002
	November 30, 2003	$	$	$	$

OPERATING ACTIVITIES
Loss
Add non-cash items:	(6,694,440)	(500,844)	(339,988)	(1,149,811)	(1,425,338)
Stock-based compensation	599,218	41,144	-	41,144	425,750
Amortization	45,463	1,421	1,981	4,262	5,943
Loss on disposition of capital assets	5,096	-	-	-	5,096
Write-off of mineral claims	271,010	-	-	-	-
	(5,773,653)	(458,279)	(338,007)	(993,605)	(988,549)
Cash provided by changes in non-cash
working capital items:
Accounts receivable	(133,248)	(97,341)	31,028	73,496	(134,865)
Share subscriptions receivable	-	-	521,000	-	-
Refundable deposits	(35,000)	-	-	-	-
Prepaid expenses	(1,050)	37,800	(4,101)	-	(55,506)
Accounts payable and accrued liabilities	667,598	(414,361)	534,701	(345,745)	1,752,051
Large corporate capital tax payable	22,507	-	6,941	(12,679)	14,659
	(5,252,846)	(932,181)	751,562	(1,278,533)	587,790
INVESTING ACTIVITIES
Mineral properties	(22,066,159)	(1,635,033)	(2,419,606)	(2,168,505)	(5,852,292)
Acquisition of capital assets	(22,019)	-	-	-	-
	(22,088,178)	(1,635,033)	(2,419,606)	(2,168,505)	(5,852,292)
FINANCING ACTIVITIES
Loans payable	49,000	(199,000)	(10,600)	(250,000)	275,000
Repayment of capital lease liability	(45,044)	-	(1,739)	(4,852)	(5,640)
Issuance of common shares, units and special
warrants net of issue costs	27,589,736	3,015,083	1,673,130	3,949,125	4,024,042
	27,593,392	2,816,083	1,660,791	3,694,273	4,293,402
INCREASE IN CASH	252,668	248,869	(7,253)	247,235	(971,100)
CASH – beginning	-	3,799	8,899	5,433	972,746
CASH – ending	252,668	252,668	1,646	252,668	1,646

Notes to statement of cash flows:
1) Interest and income taxes paid
Interest paid	195,046	15,298	13,954	78,435	4,064
Income taxes paid	12,679	-	-	12,679	-
2) Non-cash operating, financing and investing
activities:
Issuance of common shares for finder fees	46,150	-	-	12,800	20,550
Capital asset disposed of for amount equal
to capital lease liability	16,346	-	-	-	16,346

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED NOVEMBER 30, 2003
(Unaudited - See Notice to Reader)

(Exploration Stage Company)
(Presented in Canadian Dollars)

Note 1

BASIS OF PRESENTATION

The accompanying unaudited interim financial statements have be prepared in accordance with Canadian generally accepted accounting principles for interim financial information and, accordingly, certain information and note disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles have been condensed, or omitted. In the opinion of management, these financial statements included all adjustments necessary for the fair presentation of the results of the interim periods presented. These financial statements have been prepared using the same accounting policies as used in the annual financial statements and should be read in conjunction with the audited financial statements of the Company for the year ended February 28, 2003. The results of operations for any interim period are not necessarily indicative of the results of operations of any other interim period or full fiscal year.

Note 2	OPERATIONS
a)

Incorporation

The Company was incorporated under the Business Corporations Act (Alberta, Canada) on April 22, 1994 and its activity is engaging in the exploration and development of mineral properties.

b)

Going Concern

These financial statements have been prepared assuming that the company will continue as a going concern. The company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

c)

Nature of Operations

The Company is in the process of exploring certain mineral properties. The underlying value of the mineral properties and related deferred costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of these properties, and upon profitable future production. Currently, the Company has no producing mineral properties. The Company plans to meet anticipated financing needs in connection with its obligations by the exercise of stock options and through private placements underwritings and short-term loans.

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED NOVEMBER 30, 2003
(Unaudited - See Notice to Reader)

(Exploration Stage Company)
(Presented in Canadian Dollars)

Note 3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
a)

Commitments and Contingencies

The Company’s activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and generally becoming more restrictive. The Company believes its explorations comply in all material respects with all applicable laws and regulations.

b)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of financial statements and revenue and expenses for the period reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant. Actual results will likely differ from those estimates.

c)

Flow-through shares

The Company has issued flow-through shares to finance some of its exploration activities. Such shares were issued for cash in exchange for the Company giving up the tax deductions arising from the exploration expenditures. The amounts of these tax deductions are renounced to investors in accordance with Canadian tax legislation. The Company records such share issuances by crediting share capital for the full value of cash consideration received.

d)

Mineral Properties

The cost of each mineral property, or interest therein, together with exploration costs are capitalized until the properties to which they relate are placed into production, sold, abandoned or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production.

The costs deferred at any time do not necessarily reflect present or future values. The ultimate recovery of such amounts depends on the discovery of economically recoverable reserves, successful commercial development of the related properties, availability of financing and future profitable production or proceeds from the disposition of the properties.

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED NOVEMBER 30, 2003
(Unaudited - See Notice to Reader)

(Exploration Stage Company)
(Presented in Canadian Dollars)

Note 3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
	e)	Capital Assets and Amortization Capital assets are recorded at cost with amortization provided as follows:

Computers	30% diminishing balance
Office equipment	20% diminishing balance

In the year of acquisition only one-half the normal rate is applied.
f)

Income Taxes

Income taxes are provided for in accordance with the liability method. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statements carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in rates is included in operations in the period in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

g)

Loss Per Share

Loss per share is determined using the treasury stock method on the weighted average number of shares outstanding during the period. All outstanding options, purchase warrants and units are anti-dilutive, and therefore have no effect on the determination of loss per share.

h)

Stock-based Compensation Plans

The Company uses the fair value based method. The method defines the value of stock-based compensation plan is the sum of two component parts: its intrinsic value and its time value. The intrinsic value reflects the extent to which it is “in the money” at any date; and the time value is the value of the potential increases to the plan holder at any given time. The estimated time value is added to the intrinsic value to determine the fair value of the plan at any time.

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED NOVEMBER 30, 2003
(Unaudited - See Notice to Reader)

(Exploration Stage Company)
(Presented in Canadian Dollars)

Note 4	MINERAL PROPERTIES

	November 30	February 28
	2003	2003
	$	$
Ferguson Lake claims (1)
• Property acquisition deposit	75,000	75,000
• Treasury shares issued	1,700,000	1,700,000
• Annual advance royalty	125,000	125,000
• Exploration work (3)	21,590,149	19,426,644
	23,490,149	21,326,644
Starfield / Wyn Ferguson Lake project (2)
• Annual advance royalty	5,000	-

Total mineral properties costs	23,495,149	21,326,644

(1)

Ferguson Lake claims:

Under the terms of the purchase agreement, the Company earned a 100% interest in the property, subject to a 3% net smelter royalty (NSR) on mineral production, a 3% gross overriding royalty on diamond production and a $25,000 annual advance royalty payment. The Company has the right to purchase 1% of the net smelter royalty NSR for $1,000,000 up to 180 days after receipt of a positive feasibility study recommending commercial production.

(2)

Starfield / Wyn Ferguson Lake project:

In July 2003, the Company signed a Letter of Intent with Wyn Developments Inc. whereby the Company can earn a 50% interest in 5,165 hectares that are contiguous to the Eastern and Western boundaries of the existing Ferguson Lake claims property. Under the terms of agreement, the Company must expend $500,000 over the next three years and the Company must contribute an additional $75,000 for exploration in year 2004. In addition, the Company must pay $15,000 and $10,000 advance royalties on July 1, 2004 and July 1, 2005 respectively.

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED NOVEMBER 30, 2003
(Unaudited - See Notice to Reader)

(Exploration Stage Company)
(Presented in Canadian Dollars)

Note 4	MINERAL PROPERTIES (continued) (3) Deferred Exploration Work breakdown:
	Year-to-date	Year ending
	November 30	February 28
	2003	2003
	$	$

Balance – beginning	19,426,644	12,945,574

• Diamond drilling	199,333	1,963,986
• Air support including helicopter moves	584,669	1,861,349
• Personnel	992,116	1,538,245
• Camp support costs including fuel requirements	166,841	733,107
• Analytical and geophysical services	98,375	286,189
• Mobilization and demobilization	122,171	98,194
	2,163,505	6,481,070

Balance – ending	21,590,149	19,426,644

Note 5	CAPITAL ASSETS

		November 30		February 28
		2003		2003
	Cost	Accumulated	Net Book	Net Book
		Amortization	Value	Value
	$	$	$	$
Computer	36,721	24,867	11,854	3,157
Office equipment	9,461	4,812	4,649	3,824
Computers under capital lease	-	-	-	12,138
Office equipment under
capital lease	-	-	-	1,646
	46,182	29,679	16,503	20,765

Note 6	LOANS PAYABLE

The Company obtained unsecured short-term loans to finance its activities. All loans are repayable within a year, bearing interest at varying rates. During the period, the Company paid a total of $15,000 (year-to-date $65,000) interest for its short-term loans.

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED NOVEMBER 30, 2003
(Unaudited - See Notice to Reader)

(Exploration Stage Company)
(Presented in Canadian Dollars)

Note 7	SHARE CAPITAL

	November 30	February 28
	2003	2003
	$	$
Authorized:
Unlimited number of common voting shares without nominal or par value
Unlimited number of First Preferred Shares
Unlimited number of Second Preferred Shares
Issued and fully paid:
79,470,592 Common shares
(February 28, 2003 – 59,276,262)	28,699,348	23,577,761
Obligation to issue shares:
Units (1)	590,388	1,412,050
	29,289,736	24,989,811

(1)
3,279,935 Nov 2003 units were subscribed as of November 30, 2003 at $0.20 per unit. Each unit when exercised will result in one common share and a common share purchase warrant. The Company raised $590,388, net of $65,599 finder fees, from issuance of the units. 766,500 of the shares are flow-through shares whereby the company renounced $153,300 in exploration expenses, transferring the income tax deduction to the subscribers. (See Subsequent Events Note 10 a).

During the period issued share capital increased as follows:

	Shares		Units		Total
	#	$	#	$	$

August 31, 2003	65,080,707	25,427,311	3,123,885	847,342	26,274,653

Subscribed for cash
– June 2003 private placements	-	-	4,016,000	1,091,820	1,091,820
– October 2003 private placements	-	-	7,250,000	1,332,875	1,332,875
– November 2003 private placements	-	-	3,279,935	590,388	590,388
	-	-	14,545,935	3,015,083	3,015,083
Total before conversion of units	65,080,707	25,427,311	17,669,820	3,862,425	29,289,736

Units conversion (1)
– June 2003 private placements	7,139,885	1,939,162	(7,139,885)	(1,939,162)	-
– October 2003 private placements	7,250,000	1,332,875	(7,250,000)	(1,332,875)	-
	14,389,885	3,272,037	(14,389,885)	(3,272,037)	-
November 30, 2003	79,470,592	28,699,348	3,279,935	590,388	29,289,736

(1)

The Company has signed irrevocable agreements and received funds from unit subscribers whereby it has an obligation to issue common shares and common share purchase warrants to the subscribers without additional cash consideration when the subscribers convert their units.

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED NOVEMBER 30, 2003
(Unaudited - See Notice to Reader)

(Exploration Stage Company)
(Presented in Canadian Dollars)

Note 7	SHARE CAPITAL (continued)
a)

Options and stock based compensation plans

The Company has a fixed stock option plan pursuant to the TSX Venture Exchange policy which permits the issuance of options of up to 10% of the Company’s issued share capital. Stock options outstanding:

Date of Grant	Price	Balance February 28 2003	Granted	Cancelled	Balance November 30 2003	Expiration date

May 4, 1999	$0.50	88,000	-	-	88,000	May 4, 2004
Nov 19, 1999	$0.40	100,000	-	100,000	-	Nov 19, 2004
Jan 21, 2000	$0.40	200,000	-	-	200,000	Jan 21, 2005
Apr 10, 2000	$0.50	65,000	-	-	65,000	Apr 10, 2005
May 4, 2001	$0.50	632,000	-	-	632,000	May 4, 2006
Oct 24, 2001	$0.50	1,250,000	-	465,000	785,000	Oct 24, 2006
Mar 8, 2002	$0.40	800,000	-	200,000	600,000	Mar 8, 2007
Mar 8, 2002	$0.90	450,000	-	-	450,000	Mar 8, 2007
Feb 14, 2003	$0.40	2,340,000	-	-	2,340,000	Feb 14, 2008
Nov 18, 2003	$0.25	-	2,780,000		2,780,000	Nov 18, 2008

		5,925,000	2,780,000	765,000	7,940,000

b)	Warrants Share purchase warrants outstanding:
Date of Grant	Price	Balance February 28 2003	Granted	Exercised	Expired	Balance November 30 2003	Expiration date

Oct 11, 2001	$0.60	2,246,862	-	-	2,246,862	-	Apr 11, 2003
Dec 28, 2001	$0.55	101,250	-	-	101,250	-	Jun 28, 2003
Aug 27, 2001	$0.55	2,401,000	-	-	2,401,000	-	Aug 27, 2003
Aug 1, 2002	$0.75	7,151,195	-	-	7,151,195	-	Oct 23, 2003
Dec 28, 2001	$0.75	3,000,000	-	-	-	3,000,000	(1)Dec 28, 2003
Aug 1, 2002	$0.50	375,000	-	-	-	375,000	Feb 1, 2004
Dec 31, 2002	$0.35	1,028,750	-	-	-	1,028,750	Jun 30, 2004
Jan 24, 2003	$0.45	-	5,804,445	-	-	5,804,445	Jul 24, 2004
Aug 27, 2001	$0.55	1,000,000	-	-	-	1,000,000	Aug 27, 2004
Sep 19, 2003	$0.45	-	7,139,885	-	-	7,139,885	Mar. 19, 2005
Nov. 07, 2003	$0.25	-	6,075,000	-	-	6,075,000	Nov. 07, 2005

		17,304,057	19,019,330	-	11,900,307	24,423,080

(1) See subsequent events note 10 c.

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED NOVEMBER 30, 2003
(Unaudited - See Notice to Reader)

(Exploration Stage Company)
(Presented in Canadian Dollars)

Note 8	RELATED PARTY TRANSACTIONS During the period, the Company had the following transactions with officers and directors of the Company and companies with which officers or directors are related:
		November 30,	February 28,
		2003	2003
		$	$
	Due to (from) related party – a
	company with a common
	director	70,907	(10,393)

		Third quarter	Year-to-date
		ended	November 30,
		November 30,	2003
		2003	$
		$
	Expenses:
	Management fees – a
	company with a common	12,000	36,000
	director

Note 9

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, receivables, refundable deposits and accounts payable and accrued liabilities, and loans payable. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED NOVEMBER 30, 2003
(Unaudited - See Notice to Reader)

(Exploration Stage Company)
(Presented in Canadian Dollars)

Note 10	SUBSEQUENT EVENTS
a)
In December 2003, the Company raised an additional $493,785, net of $54,865 finder fees, from its November 2003 private placement. 2,743,250 November 2003 placement units were priced at $0.20 per unit. Each unit is comprised of one common share and a common share purchase warrant; each purchase warrant together with $0.25 entitles the holder to purchase a further common share for a period of 24 months.

b)
On December 10 2003, the Company announced a private placement of $450,000, which is subject to regulatory approval. The placement consists of 1,500,000 units at $0.30 per unit. Each unit is comprised of one common share and one common share purchase warrant; each purchase warrant together with $0.40 entitles the holder to purchase a further common share for a period of 24 months.

	c)	On December 28 2003, 3,000,000 purchase warrants @$0.75 expired.

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED NOVEMBER 30, 2003
(Unaudited - See Notice to Reader)

(Exploration Stage Company)
(Presented in Canadian Dollars)

Note 11

UNITED STATES ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (CDN GAAP) which, in these financial statements, conform in all material respects with those in the United States (US GAAP), except as follows:

a)

Exploration Expenditures

Under CDN GAAP, exploration expenditures of each mineral property, or interest therein, together with exploration costs are capitalized until the properties to which they relate are placed into production, sold, abandoned or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. US GAAP requires that exploration expenditures be expensed as incurred until it is determined that commercially viable operations exist and the expenditures then incurred are recoverable.

b)

Stock-Based Compensation

The Company adopted FASB No. 148 “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB No. 123 “Accounting for stock-based Compensation””. FASB No. 148 allows a change to the fair value based method of accounting for stock-based employee compensation prospectively. The Company adopted the new FASB No. 148 for the year-end February 28, 2003. As the change coincides with the change of Canadian generally accepted accounting principles presentation for the year-end, there are no differences between CDN GAAP and US GAAP on stock-based compensation presentation.

	c)	The following summarizes the balance sheet items with material variations under US GAAP:
	November 30	February 28
	2003	2003
	$	$

Mineral property	-	-
Share capital	32,382,660	28,082,735
Additional paid-in capital	763,178	722,574
Deficit	(33,447,013)	(30,128,697)

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED NOVEMBER 30, 2003
(Unaudited - See Notice to Reader)

(Exploration Stage Company)
(Presented in Canadian Dollars)

NOTE 11	UNITED STATES ACCOUNTING PRINCIPLES (continued)
	d)	The following table summarizes the effect on loss of differences between CDN GAAP and US GAAP:

		Third quarter ended		Year-to-date
	April 22 1994
	(Inception) to	November 30	November 30	November 30	November 30
	November 30	2003	2002	2003	2002
	2003	$	$	$	$

Loss under CDN GAAP	6,694,440	500,844	339,988	1,149,811	1,425,338
US GAAP material adjustments:
• Write-off of mineral property	22,066,159	1,635,033	2,419,606	2,168,505	5,852,292
expenditures
• Shares for mineral property	1,700,000	-	-	-	-
• Reversal of mineral property
write-off	(271,010)	-	-	-	-
• Deposit and advances
receivable adjustment	120,000	-	-	-	-
• Compensation expense:
- Management services	45,500	-	-	-	-
- escrow share release	3,092,924	-	-	-	-
• Interest expense on related
party debt	11,384	-	-	-	-
• Loan forgiveness	(12,384)	-	-	-	-

Loss under US GAAP	33,447,013	2,135,877	2,759,594	3,318,316	6,851,880

Loss per share under US GAAP		0.0327	0.0554	0.0508	0.1463

Weighted average number of shares		65,230,045	49,739,108	65,230,045	49,739,108

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED NOVEMBER 30, 2003
(Unaudited - See Notice to Reader)

(Exploration Stage Company)
(Presented in Canadian Dollars)

NOTE 11	UNITED STATES ACCOUNTING PRINCIPLES (continued)
	e)	The following table summarizes the effect on shareholders’ equity (deficiency) after considering the US GAAP adjustments:
				Total
	Share	Additional	Accumulated	Shareholders’
	Capital	paid-in	Deficit	equity
		Capital		(Deficiency)
	$	$	$	$
Balance – February 28, 2003	28,082,735	722,574	(30,128,697)	(1,323,388)
Share capital issued under CDN GAAP	4,299,925	-	-	4,299,925
Contributed surplus under CDN GAAP		41,144		41,144
Loss under CDN GAAP	-	-	(1,149,811)	(1,149,811)
US GAAP material adjustments:
• Mineral property write-off	-	-	(2,168,505)	(2,168,505)
Balance – November 30, 2003	32,382,660	763,178	(33,447,013)	(300,635)